Issuer Free Writing Prospectus

Filed by: AutoNation, Inc.

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-284995

AUTONATION, INC.

$500,000,000 5.890% SENIOR NOTES DUE 2035

PRICING TERM SHEET

February 19, 2025

This term sheet to the preliminary prospectus supplement dated February 19, 2025 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	AutoNation, Inc.

Ratings (Moody’s/S&P/Fitch)*:	Baa3/BBB-/BBB-

Security Type:	Senior Unsecured Notes

Format:	SEC Registered

Title of Securities:	5.890% Senior Notes due 2035 (the “Notes”)

Aggregate Principal Amount:	$500,000,000

Net Proceeds (after deducting the underwriting discount and before expenses):	$496,725,000

Maturity Date:	March 15, 2035

Interest Rate:	5.890%

Public Offering Price:	99.995% of the principal amount, plus accrued interest, if any, from February 24, 2025

Yield to Maturity:	5.890%

Benchmark Treasury:	4.625% due February 15, 2035

Spread to Benchmark Treasury:	+133 bps

Benchmark Treasury Price / Yield:	100-16+ / 4.560%

Interest Payment Dates:	March 15 and September 15 of each year, commencing on September 15, 2025

Interest Payment Record Dates:	March 1 and September 1 of each year

Optional Redemption:	Make-whole call at any time prior to December 15, 2034, at a discount rate of the applicable Treasury Rate plus 20 basis points; callable at 100% at any time on or after December 15, 2034 (3 months prior to maturity); plus, in each case, accrued and unpaid interest to, but not including, the redemption date.

Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs, subject to certain exceptions, each holder will have the right to require that the Company purchase all or a portion of such holder’s Notes at a purchase price equal to 101% of the principal amount of such Notes plus accrued and unpaid interest to, but excluding, the date of repurchase.

Trade Date:	February 19, 2025

Settlement Date:

February 24, 2025 (T+3)

It is expected that delivery of the Notes will be made against payment therefor on or about February 24, 2025, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing day will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing should consult their own advisors.

CUSIP:	05329W AT9

ISIN:	US05329WAT99

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC Truist Securities, Inc. Wells Fargo Securities, LLC U.S. Bancorp Investments, Inc.

Senior Co-Manager:	TD Securities (USA) LLC

Co-Managers:	Santander US Capital Markets LLC Huntington Securities, Inc. R. Seelaus & Co., LLC

*

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

Changes to Preliminary Prospectus Supplement

The following paragraph shall be included as a subsection under the heading “Underwriting” in the Preliminary Prospectus Supplement, and such section shall be retitled “Underwriting (Conflicts of Interest)”:

Conflicts of Interest

As described under the heading “Use of Proceeds,” we intend to use the net proceeds from the sale of the notes in this offering for general corporate purposes, which may include reducing existing indebtedness such as bonds, borrowings under our commercial paper program and/or the revolving credit facility under our credit agreement, strategic initiatives, acquisitions, share repurchases, and capital expenditures. Affiliates of certain of the underwriters are lenders under our commercial paper program and may receive more than 5% of the net proceeds of this offering. The receipt by any such underwriter and its affiliates of an aggregate amount in excess of 5% of the net proceeds from this offering would constitute a “conflict of interest” under FINRA Rule 5121 for each such underwriter. Consequently, this offering will be conducted in accordance with the applicable requirements of FINRA Rule 5121. FINRA Rule 5121 requires prominent disclosure of the nature of the conflict of interest in the prospectus supplement for the public offering. Pursuant to FINRA Rule 5121(a)(1)(C), the appointment of a qualified independent underwriter is not necessary in connection with this offering as the securities are investment grade rated.*

Where similar language or information to that set forth above appears in other sections of the preliminary prospectus supplement dated February 19, 2025, that language or information is deemed modified accordingly as set forth above.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Securities, Inc. at 1-800-294-1322 (email dg.prospectus_requests@bofa.com) or J.P. Morgan Securities LLC collect at 1-212-834-4533 or Mizuho Securities USA LLC at 1-866-271-7403 or Truist Securities, Inc. at 1-800-685-4786 (email TSIdocs@Truist.com) or Wells Fargo Securities, LLC toll-free at 1-800-645-3751 (email wfscustomerservice@wellsfargo.com).